Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

RESULTS OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

We refer to our announcement dated October 17, 2025 (the “Notice of AGM”). We are pleased to announce that the proposed resolution set out in the Notice of AGM was duly passed at our annual general meeting of shareholders held on November 21, 2025. Unless the context suggests otherwise, capitalized terms used in this announcement shall have the same meanings as those in the Notice of AGM.

Attached hereto as Schedule 1 is the full text of the press release issued by the Company on November 21, 2025 announcing the results of the annual general meeting of shareholders held on November 21, 2025.

By order of the Board New Oriental Education & Technology Group Inc. Mr. Michael Minhong Yu Chairman

Beijing, China, November 21, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Dr. Yue Zhuge as independent directors.

*	for identification purposes only.

SCHEDULE 1

New Oriental Education & Technology Group Inc. Announces Results of Annual General Meeting

BEIJING, Nov. 21, 2025 /PRNewswire/ — New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), a provider of private educational services in China, today announced that the following proposed resolution submitted for shareholder approval has been adopted at its annual general meeting of shareholders held in Beijing today:

1. as an ordinary resolution, THAT Dr. Yue Zhuge be re-elected as a director of the Company.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Ms. Rita Fong

FTI Consulting

Tel: +852 3768 4548

Email: rita.fong@fticonsulting.com

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